UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

November 14, 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on form F-3 (file no. 333-203096) of Tata Motors Limited and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The report comprises the following:

Exhibit No.	Description

99.1	Letter from Tata Motors Limited to BSE Limited and National Stock Exchange of India Ltd., dated October 27, 2016, with respect to the Bloomberg News Article, dated October 26, 2016 titled “Ousted Tata Chief Warns Group Faces $18 billion in Writedowns”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tata Motors Limited
(Registrant)

By:	/s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: November 14, 2016

BSE Limited First Floor, New Trading Ring Rotunda Building, P J Towers Dalal Street, Fort, Mumbai 400 001	National Stock Exchange of India Ltd. Exchange Plaza, 5th Floor Plot No.C/1, G Block,Bandra-Kurla Complex Bandra (East), Mumbai 400 051
Kind Attn: 1. Mr Khushro A. Bulsara General Manager & Head Listing Compliance & Legal Regulator 2. Mr Sachin Shinde, Asstt. Gen. Manager (Surveillance)	Kind Attn: 1. Mr Hari K, Vice President 2. Mr Avishkar Naik, Chief Manager (Surveillance)

October 27, 2016

Sc-15241

Dear Sirs,

Re: News item on the Bloomberg on October 26, 2016 captioned “Outsted Tata Chief says Group faces $18 billion in Write-downs”

Thank you for your mail dated October 26, 2016, seeking clarifications on the news reports by Bloomberg titled “Ousted Tata Chief warns Group faces FRS. 18 billion write-downs.” You have sought clarifications / comments with regard to the observations included in this report, relating to the profitability of the Nano and its continuity. At the outset, we may like to mention that the information is not considered material as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In this regard, we would like to state that as an independent, listed Company:

a)	Our business and product strategies, operations and financial performance are reviewed and approved by the Board periodically;

b)	Our Accounting policies as prescribed and appropriate to present true and fair view are reviewed by the Audit Committee and is presented in our annual financial statements;

c)	Provisions and write-offs as appropriate are being made in our audited/reviewed financial statements, after evaluating useful life, volumes and alternate usages, and these are reviewed / approved by the Audit Committee and the Board;

d)	Product decisions like new product launches and / or product stoppages, will be announced, as you would expect and as per Industry practices, in the course of implementation of our long term strategy; and

e)	The financial statements are considered by the Audit Committee and approved by the Chairman and all the Directors at the meeting of the Board of Directors of the Company. The Company, in compliance with the SEBI Listing Regulations, disseminates the quarterly financial results to the stock exchanges and to the wider stakeholders.

Accordingly, the Company has currently nothing further to comment or disclose with respect to matters appearing in the Bloomberg news report.

Yours faithfully,

Tata Motors Limited

/s/ H K Sethna

H K Sethna

Company Secretary